EXHIBIT 99.1

Argonaut Gold and Alio Gold Complete Merger to Create North American Diversified Intermediate Gold Producer

TORONTO, July 01, 2020 (GLOBE NEWSWIRE) -- Argonaut Gold Inc. (“Argonaut” or “Argonaut Gold”) (TSX: AR) and Alio Gold Inc. (“Alio” or “Alio Gold”) (TSX, NYSE-A: ALO) have completed the business combination to create a North American, diversified precious metals producing company with a strong portfolio of growth assets.

Pete Dougherty, President and CEO of Argonaut Gold, stated: “By combining Argonaut with Alio, we have created a diversified, intermediate gold producer with four producing mines, an enviable growth asset pipeline and increased capital markets scale.  On behalf of the entire Argonaut Gold team I would like to personally welcome Ms. Paula Rogers and Mr. Stephen Lang to the Board of Directors.”

Argonaut common shares will continue trading on the Toronto Stock Exchange with no changes.

Alio shares are expected to cease trading on the NYSE American on July 1, 2020 and be de-listed from the Toronto Stock Exchange after close of business on July 3, 2020.  Under the terms of the Arrangement Agreement, all of the Alio issued and outstanding common shares will be exchanged on the basis of 0.67 of an Argonaut common share per each Alio common share (the "Exchange Ratio").  The Exchange Ratio was agreed upon based on the volume-weighted average prices of Argonaut and Alio common shares over the 20 trading days ended on March 27, 2020.

Alio shares deposited in an online trading account will update automatically to reflect the conversion to Argonaut shares, generally within two weeks of closing.  Alio shareholders who still hold physical share certificates or DRS Statements must submit a Letter of Transmittal to Argonaut’s transfer agent, Computershare Investor Services Inc., to receive new Argonaut share certificates.  Additional information regarding the process is available on Argonaut’s website at www.argonautgold.com.

About Argonaut Gold

Argonaut Gold is a Canadian gold company engaged in exploration, mine development and production.  Its primary assets are the El Castillo mine and San Agustin mine, which together form the El Castillo Complex in Durango, Mexico, the La Colorada mine in Sonora, Mexico and the Florida Canyon mine in Nevada, USA.  Advanced exploration projects include the Cerro del Gallo project in Guanajuato, Mexico, the Magino project in Ontario, Canada, and the Ana Paula project in Guerrero, Mexico.  The Company continues to hold the San Antonio advanced exploration project in Baja California Sur, Mexico and several exploration stage projects, all of which are located in North America.

For more information, contact:

Argonaut Gold Inc.
Dan Symons
Vice President, Investor Relations
Phone:  416-915-3107
Email: dan.symons@argonautgold.com

Cautionary Note Regarding Forward-looking Statements
This press release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of Argonaut Gold Inc. (“Argonaut” or “Argonaut Gold”).  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the trading of the Argonaut shares on the Toronto Stock Exchange, the de-listing of the Alio shares and updates to Alio shares deposited in online trading accounts; statements with respect to estimated production and mine life of the various mineral projects of Argonaut; synergies and financial impact of completed acquisitions; the benefits of the development potential of the properties of Argonaut; the future price of gold, copper, and silver; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Argonaut, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Argonaut and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, the scope, duration and impact of the COVID-19 pandemic, the scope, duration and impact of regulatory responses to the pandemic on the employees, business and operations of Argonaut and the broader market, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.  Although Argonaut has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Argonaut undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.  Comparative market information is as of a date prior to the date of this document.

Source: Argonaut Gold Inc.